UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          FORM 10 - SB
                          Amendment #2

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

               Galaxy Championship Wrestling, Inc.
              -------------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0472860
    -----------------------                --------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


7341 West Charleston Boulevard                 89117
    #140, Las Vegas, Nevada
--------------------------------            -----------
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (702)-338-6109

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 2,908,400 issued and 9,149,188 outstanding as of March 31, 2003.

                        TABLE OF CONTENTS

Part I                                                                     3

 Item 1. Description of Business                                           3
 Item 2. Management's Discussion and Plan of Operation                    10
 Item 3. Description of Property                                          11
 Item 4. Security Ownership of Certain Beneficial Owners and Management   12
 Item 5. Directors and Executive Officers, Promoters and Control Persons  12
 Item 6. Executive Compensation                                           14
 Item 7. Certain Relationships and Related Transactions                   14
 Item 8. Description of Securities                                        15

Part II                                                                   16

 Item 1. Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters                           16
 Item 2. Legal Proceedings                                                17
 Item 3. Changes in and Disagreements with Accountants                    17
 Item 4. Recent Sale of Unregistered Securities                           17
 Item 5. Indemnification of Directors and Officers                        18

Part F/S                                                                  21

Part III                                                                  35

SIGNATURES                                                                36

                     INTRODUCTORY STATEMENT

Galaxy Championship Wrestling, Inc. ("Galaxy" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is currently listed on the "Pink Sheets" as maintained by the National Quotation System, Inc. under the ticker symbol GXCW. The Company intends to eventually pursue listing on the Over the Counter Bulletin Board(R) (OTCBB(R)). Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934. The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers (the "NASD") are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," believe," anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

                             Part I

Item 1.   Description of Business

A.Business Development

Galaxy Championship Wrestling, Inc., hereinafter referred to as the "Company" or "Galaxy," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on September 13, 2000 (NV# C24685-2000). The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of Preferred Stock. As of March 31, 2003, the Company has issued approximately 9,149,188 shares of Common Stock to approximately seventy-three (73) shareholders of record.

Galaxy is a development stage company that has a primary business to develop, produce, and market live entertainment in the forum of professional wrestling.

Galaxy  is  a  media  and   entertainment  company.   We  plan,
promote, manage and coordinate professional wrestling events for entertainment purposes for live audiences and broadcast viewers.
 Currently, the Company does not have a current contract  with
any television stations.   Our  principal  market(s) include
local markets in the state of Arkansas though we anticipate growth in regional markets in the mid-west and south and expect to broaden our market exposure further over time.

There are significantly larger market participants engaged in the promotion and marketing of entertainment style wrestling. World Wrestling Entertainment, Inc. (WWE) is the single, largest competitor in the industry in which the Company operates. At the current time, there is an absence of any national competitor in the industry that can effectively compete with WWE. Therefore, the Company plans to grow in regional markets by broadening our market exposure and viewer audience. In order to broaden our market exposure, the Company will attempt to affiliate or enter into joint ventures with other regional independent wrestling promotions to begin to put forward a unified front. The Company believes that this joint venture strategy will enable it to grow in various regional markets. At the current time, the Company is currently negotiating to substantially broaden our market exposure through the development of a joint venture relationship with Memphis Wrestling and the Xtreme Wrestling Federation, both regional industry participants.

Additionally, the Company has and will continue to try to increase its viewer audience by appealing to the more traditional fan base that appreciates the professional wrestling product without the elaborate sets as shown with the WWE product. We believe our appeal is to those viewers that wish to be entertained by a wrestling product, by allowing themselves to "suspend disbelief" and are not willing or desiring to "learn" the inside of the industry to be able to enjoy our product.

Our approach however, is significantly different. The entertainment we provide the live and television audience is tailored to provide individuals or families traditional professional wrestling without undue violence, (blood and gore) or borderline obscenity or sex of a prurient nature prevalent to the events produced by our competitor(s). We believe a significant market exists for professional wrestling events geared toward family entertainment consistent with family values espoused by a higher degree of morality.

Our target audience is families and individuals concerned with these issues and therefore precluded from enjoying professional wrestling events offered by our competitors. We believe the traditional roots of this form of entertainment focused on themes and values more appealing to the family. We believe our approach appeals to a broad segment of the population who would otherwise enjoy professional wrestling events but for the prurient and violent nature of such events as offered by our competitors.

   Currently, there are several other small companies that compete against the Company in our target market. The largest of these competitors include World League Wrestling which is operated by Harley Race, Turnbuckle Entertainment which is operated by Dusty Rhodes, and Dory Funk's promotions. The Company is currently considered to be of similar competitive position to these competitors. We plan to compete in this market by promoting live events mainly in the State of Arkansas where we have both name recognition and a growing reputation of providing the best-named talent.

Galaxy so far has limited its operations primarily to startup, development activities, and initial revenue producing operations. Moreover, we have limited capital resources. In the approximately two years of operation from September 13, 2000 (Date of Inception) to December 31, 2002, the Company generated revenues amounting to $6,644 and posted a net loss of $314,838 resulting from cost of goods sold, general and administrative expenses, legal expense, and depreciation expense. The Company is considered a development stage company.

The Company's executive offices are located at 7341 West Charleston Boulevard, Suite 140, Las Vegas, Nevada 89117 (702)- 338-6109. The Company has corporate events office at 16913 North Landmark Circle, Little Rock, Arkansas 72206, phone: (501)-261-6033.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products Or Services And Their Markets

Overview

Galaxy Championship Wrestling is a sports entertainment company. We have created a team of respected management, promotion, and "talent" personalities that provide our Company complementary experiences in the wrestling entertainment field. Galaxy Championship Wrestling utilizes a balanced integration of all
forms of media in its marketing efforts.   We currently are the
promoters of all events and we do not utilize the services of outside promoters in order to maintain better control of the
Company's  product.   The Company out sources all  production,
logistics, and licensed product functions.

Current Operations

While we have commenced principal operations with 20 plus events, over half of which were televised locally, we anticipate a gradual but steady increase in the number of events we sponsor and the number of events that are televised locally.  Currently, the Company does not have a current contract with any television
stations.    We  have been  successful in securing the appearance
of certain well-known professional wrestling personalities including:

*    Jerry "The King" Lawler
*    Viscera
*    Koko B Ware
*    Prince Iaukea
*    Brickhouse Brown
*    Moondog Spot
*    James Ladd
*    Ky-Ote
*    Kevin Douglass
*    Joey Dreamer
*    The Nasty Boys
*    Jett Logan
*    Hacksaw Jim Duggan
*    Rodney Redd Dogg Begnard
*    Robert Gibson
*    Skandor Akbar
*    Onyx

As our roster of talent increases, story lines advance and characters develop, and we create the drama and excitement that drive our business without undue violence or sex and thereby attract new viewers to the world of Galaxy Championship Wrestling.

Wrestling has weathered adversity to become not just a "fringe" promotion, but rather, a multi-billion dollar entertainment industry. Wrestling has abandoned the pretense of legitimate sport, and attached the moniker entertainment as a way of letting the audience in on the secret. Top wrestling personalities have become true celebrities.

Company performers are independent contractors who are highly trained and motivated and portray popularized characters. Management will constantly seek to identify, recruit and develop
additional  performers.     We do  not  place  the  independent
contractors under contract preferring to utilize their talents on an as needed/as available basis and pay them per event. The Company compensates well-known talent with a performance fee plus travel expenses and lodging. The Company has a policy of not compensating brand new talent except with exposure through their performance in the wrestling event.

    Once recruited, established performers are immediately incorporated into Galaxy story lines while less experienced performers are invited to participate in an extensive training program. We encourage all of our performers, who are independent contractors, to work with other local spot promoters of wrestling events in various states allowing these new performers to hone their skills by working in front of live audiences, which simultaneously adds exposure to the candidate and our Company. The most successful and popular performers will then be incorporated into the Company's live events, television programming, and pay-per-view events as their characters are more fully developed.

The Company develops story lines based mainly upon the individual wrestler. Additionally, the Company will frequently incorporate current events from both regional and national events. We plan to put together programs that ask for emotional involvement by the live viewing audience, and offer the audience a stake in the final outcome.

Marketing Activities

As marketing organization, the primary business of the Company is to market the product it develops to the general consumer. The ultimate success of Galaxy Championship Wrestling, which can be defined as profitable operations, will mainly depend on marketing
its  unique  style of family oriented wrestling.    There  are
several priority requirements for marketing dominance including:

*    A strong marketing team
*    Hard hitting, family-friendly marketing materials
*    Produce and consistently upgrade ad layouts and productions
*    Produce and support an internet presence
*    National advertising and public relations
*    Licensed product allies
*    Joint Venture events and promotions
*    Strong relationships with marketing ally

Product Marketing Strategy

The Company's four point plan covers methods of (a) refining the marketing prototype, (b) establishing a larger pool of "name" talent, (c) creating a "niche" marketplace acceptance and distribution utilizing an integrated balance of broadcast, print, and internet media, and (d) support the product "branding" with initial pay-per-view events. The primary strategy of the Company is to fully utilize an integration of the all form of broadcast and print media, supplemented by the Internet.

(2)    Distribution Methods Of The Products Or Services

Our objectives are to further broaden our exposure in the creation, production and promotion of our form of televised and live entertainment events and to eventually pursue complementary, entertainment-based business opportunities.

Galaxy Championship Wrestling operations are organized around two principal activities: the creation, marketing and distribution of both live and televised entertainment, which includes the sale of advertising time on Company's television programs; and the marketing and promotion of Galaxy branded merchandise. Currently, the Company does not have a current contract with any television stations.

Live Events

Live events are the cornerstone of Company business and provide the content for both television and pay-per-view programming. Each event is a highly theatrical production, which involves a significant degree of audience participation and employs various special effects, including lighting, pyrotechnics, powerful entrance music, and a variety of props. Galaxy will promote live events through a variety of media, including television, radio, print, and the Internet. Revenues from the live events are primarily derived from ticket sales, with prices for most live events averaging approximately $15.00 per ticket.

Licensed and Direct Sale Products

   The Company is developing several licensing programs using its trademarks and logo, copyrighted works and characters on retail products consisting primarily of apparel and give away items such as individual venue souvenirs and programs. As part of the strategic positioning, the Company intends to build a pool of licensees. In all of such contemplated licensing agreements, Galaxy will attempt to retain creative approval over the design, packaging and location of, and the promotional material associated with, all licensed products to maintain the distinctive style, look and quality of Company intellectual property and branding. These contemplated licensing agreements will provide for the payment of a percentage of the wholesale revenues as a royalty and require minimum guarantees with periodic advances. In addition to in-house staff, the Company will contract with outside agents to identify, develop and monitor such licensing arrangements.

At the current time, we have no licensing or merchandising agreements and all of our merchandise is manufactured or produced in house. Independent contractors who are performers for our events are permitted, as part of their incentive, to offer their own personal merchandise before and after the event, and also during intermission.

Home Video

Galaxy is building a video library containing hundreds of hours of programming from its live events and television shows. We are still in the process of collecting video footage. At the current time, the video library is still growing and is not of sufficient size or age to offer to the public. In addition to producing videos from Company library footage, Galaxy can create new videos utilizing original footage produced specifically for this purpose. The Company will create master tapes and anticipates contracting with a third party to duplicate and distribute the videos to retailers nationwide.

(3)  Status Of Any Publicly Announced New Product Or Service

Galaxy has not publicly announced any products or services.

(4)     Competitive  Business Conditions And The  Small  Business
  Issuer's  Competitive Position In The Industry And  Methods  Of
  Competition

 Industry Description

Wrestling has evolved into one of the most popular forms of entertainment today. This sector has experienced significant growth in many aspects of business. This growth has been driven by a series of industry management initiatives to reposition the industry. These initiatives included:

*    Expanding   story  lines  through  the  integration   of
     contemporary themes;
* Increasing focus on the continuous development of talented young performers to supplement our pool of established talent;
* Developing additional weekly television programming and intensifying pay-per-view marketing efforts to expand audience;
* Bringing the distribution of home videos and the publication and distribution of direct mail catalogs in-house;
* Expanding the licensing and direct sale of branded merchandise;
* Negotiating agreements to expand rights to sell advertising time on television programming; and
* Establishing a presence on the Internet to further promote brands, generate additional revenue streams, and provide fans with a channel for interactive communication.

Competitive Position in our Industry.

The entertainment industry marketplace in which we operate is highly competitive, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence. In our sports entertainment market, we compete on a relatively small local and regional basis. Our chief direct competitors are similar companies operating in smaller forums and markets. We compete with smaller event promoters in all aspects of our business, including attendance, viewership, access to arenas, the sale and licensing of branded merchandise and distribution channels for our local access televised programs. We also directly compete to find, hire and retain talented performers. On a national level, our primary competition is World Wrestling Entertainment, Inc. They have substantially greater financial resources than we do and are affiliated with television cable networks on which their programs are regularly aired on a national level. They are also publicly traded on Nasdaq(R) and, as a consequence, they enjoy easier access to additional capital sources. We also compete for entertainment and attendance dollars with professional, college and high school sports and events and with other local entertainment and leisure activities.

Methods of Competition

Objectives are to broaden position in the creation, production and promotion of sector televised and live entertainment events and to leverage technical and operating skills to pursue complementary entertainment-based business opportunities. Some of the key elements of industry strategy have been to:

* Continue to produce high quality, branded programming, live events and consumer products for worldwide distribution;
* Expand television and pay-per-view distribution relationships and develop broader distribution arrangements for branded programming worldwide;
* Increase the licensing and direct sales of branded products through distribution channels;
* Further develop the Internet as an entertainment and advertising platform; and
* Form strategic relationships with other media and entertainment companies.
* These actions have created a formidable economic force in the entertainment industry dominated by a few giants but with a seemingly insatiable demand for more "product."

(5)  Sources And Availability Of Raw Materials And The  Names  Of
  Principal Suppliers

Not applicable.

(6) Dependence On One Or A Few Major Customers

The Company does not foresee that its business in the future will depend on one or a few major customers.

(7)   Patents,  Trademarks,  Licenses,  Franchises,  Concessions,
  Royalty Agreements Or Labor Contracts, Including Duration

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

None.

(9)  Effect  Of Existing Or Probable Governmental Regulations  On
  The Business

There is currently no direct federal regulatory burden that would
materially  affect  the  Company or its  products.   The  primary
regulatory requirements in the wrestling industry come through state licensing agencies.

(10)  Estimate  Of The Amount Spent During Each Of The  Last  Two
  Fiscal  Years  On Research And Development Activities,  And  If
  Applicable The Extent To Which The Cost Of Such Activities  Are
  Borne Directly By Customers

None.

(11)  Costs  And  Effects Of Compliance With  Environmental  Laws
  (Federal, State And Local)

None.

(12) Number Of Total Employees And Number Of Full Time Employees

Excluding officers, the Company presently has no employees. Only one (1) officer of the Company who is actively engaged as an employee for the Company. He devotes approximately 15-20 hours a week to Company. The Company anticipates relying solely on the efforts of its officers and directors in the near short term.

C.Reports to Security Holders

(1)  Annual Reports

Although  Galaxy  has not been required to  do  so,  the  Company
intends   voluntarily  to  deliver  annual  reports  to  security
holders.   Such  annual  reports will include  audited  financial
statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, Galaxy has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Galaxy will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials Galaxy files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Discussion and Plan of Operation

A.Management's Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

  As noted by the Auditor's, the Company has limited operations and have not commenced planned principal operations, which raises substantial doubt about its ability to continue as a going concern. Jerome Jolly, the president of the Company, has verbally agreed and obligated himself to cover operating expenses by loaning money to the Company at a rate of $2,000 per month over the next twelve-month period. The loan bears no interest and is due upon demand. Due to the Company's limited revenue producing operations, the Company is dependent upon its ability to secure equity and/or debt financing. There are no assurances that the Company will be successful in securing such funding. It is important to note that without additional capital, either from Jerome Jolly in the form of monthly loans or from outside sources, it would be unlikely for the Company to continue as a going concern and it may be forced to terminate business operations.

Over the next twelve months, the Company plans to take the following material steps to further implement our business plan.

(1) Plan of Operation: The Company plans to promote two events per month over the next twelve months. The Company anticipates operation of one event in the Little Rock area and one event in the outlying areas of the state. By promoting these events on the same weekend, we minimize the transportation cost and effectively get "more bang for the buck". At the six month point, we will re-evaluate our position and possibly expand our presence to four events per month and also possibly into the surrounding states on a more continuous basis.

(2)  Material Steps Required to Implement the Twelve-Month  Plan:
The Company will require regular media promotion of the events for the Little Rock market and two weeks of poster/ flyer advertisement in outlying towns. Additionally, the Company will coordinate with local non-profit groups to assist in ticket sales at ticket outlets locally, prior to the event.

(3)  Estimated Costs and Timetable for Completion of  Steps:
The Company believes that the overhead costs for the Little Rock, Arkansas events will project at approximately $5000.00 per event and that the overhead for the outlying events will project at approximately $3000.00 (due in part to the lesser cost of venue). The Company anticipates that each event in Little Rock. Arkansas will at least break even and that the outlying events should be profitable, which will allow for the next event expenses to be covered. Since our office space, utilities, and services are currently donated, the Company's standard overhead is non-existent. There it is our belief that as a consequence of our operations we should have sufficient available cash over the next twelve (12) months.

The Company financed its operations during the period from September 13, 2000 to December 31, 2002 by issuing capital stock to its founder and officers and private investors in exchange for cash. Galaxy so far has limited its operations primarily to startup and development activities. Moreover, we have limited
capital  resources.      In  the  approximately  two  years  of
operation from September 13, 2000 (Date of Inception) to December 31, 2002, the Company generated revenues amounting to $6,664 from ongoing operations and posted a net loss of $311,150 resulting from start-up, general administrative expenses, general administrative expenses for related parties, and legal expense.
  The Company is considered a development stage company.

The Company is authorized to issue 20,000,000 shares of its $0.001 par value Common Stock and 5,000,000 shares of its $0.001 Preferred Stock. During September 2000, the Company issued 5,750,000 shares of its $0.001 par value common stock to a former officer and current director in exchange for cash and a vehicle in the amount of $22,949. During December 2000, the Company issued 600,000 shares of its $0.001 par value common stock in exchange for consulting services valued. The consulting services were valued at $60,000. During December 2000, the Company completed an offering pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended, and issued a total of 1,303,000 shares of its $0.001 par value common stock in exchange for cash of $65,150. The funds were released to the Company on December 15, 2002. On May 31, 2002, the Company completed its offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 633,250 shares of its $0.001 par value common stock in exchange for cash of $63,325. The funds were released to the Company in May 2002. During June 2002, the Company issued 310,000 shares of its $0.001 par value common stock in exchange for consulting services. The consulting services were valued at $31,000. During June 2002, the Company issued 552,938 shares of its $0.001 par value common stock in exchange for consulting services. The consulting services were valued at $55,294. There have been no other issuances of common and/or preferred stock.

B.Plan of Operation

   The Company believes that it has sufficient resources to support its operations for the next twelve to eighteen months. This conclusion is based upon the fact that fixed costs for the Company are negligible, consisting primarily of basic office expenses and supplies. The Company does not pay salaries and does not anticipate paying salaries for the foreseeable future. However, without realizing revenues, the Company will eventually face financial difficulties and may need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern. The Company's audited financial statements clearly indicate concern on the part of the auditor as to the viability of the Company as a going concern. If the Company does not realize significant revenues in the near-term and the Company does not secure additional capital, it may be difficult to continue operations notwithstanding the fact that our fixed costs are nominal.

C.Segment Data

As of December 31, 2002, the Company has generated limited sales revenues of $2,527 sales revenue for twelve months ended for calendar year 2002 under a single business segment. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located at 7341 West Charleston Boulevard, Suite 140, Las Vegas, Nevada 89117 telephone (702)-338-6109. The Company has a corporate events office located at 16913 North Landmark Circle, Little Rock,
Arkansas  89107, telephone: (501)-315-1333.   The Company  does
not have a written agreement for use of this property. The use of the property is provided free of charge by the President of the Company and there are no restrictions or limitations on the use of the property.

B.   Investment Policies

The  Company does not presently hold any investments or interests
in   real  estate,  investments  in  real  estate  mortgages   or
securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class      Name of Beneficial Owner      Number of    % of Class
                                                    Shares
---------------------------------------------------------------------------
Common Stock    Jerome Jolly, President, and      4,312,500      47.14%
                Director (1)
Common Stock    Grady Johnson, Treasurer and      1,437,500      15.71%
                Director (2)
Common Stock    Frank Danesi Jr., Director (3)    731,469        8.00%
Common Stock    Ted D. Campbell II (4)            731,469        8.00%
---------------------------------------------------------------------------
Common Stock    Officers and Directors as a       5,750,000      62.85%
                Group

Footnotes:
(1). The address for Jerome Jolly is 16913 North Landmark Circle, Little Rock, Arkansas 89107.
(2). The address for Grady Johnson is 16913 North Landmark Circle, Little Rock, Arkansas 89107.
(3).    The Address for Frank Danesi Jr. is 8787 West Washburn Road,
      Las Vegas, Nevada 89149.
(4).    The Address for Ted D. Campbell II is 9508 Royal Lamb Drive,
      Las Vegas, Nevada 89145.

B.Change in Control

No arrangements exist that may result in a change of control of Galaxy.

Item 5.   Directors and Executive Officers, Promoters and Control
Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:

      NAME          AGE         POSITION                DIRECTOR SINCE
------------------------------------------------------------------------------
Jerome Jolly         39     President, Treasurer,        September 2000
                            Secretary, and Director

Grady Johnson        62     Executive-VP, Treasurer,     September 2000
                            Director

Jerome Jolly, Chairman of the Board of Directors, CEO and President Mr. Jolly is also known as (AKA) Crazy Luke Graham Jr. and has been involved in the professional wrestling industry since 1987. He has wrestled for many independent wrestling promotions including United States Wrestling Association (USWA), NWA- Georgia, NWA-Southwest, Central States Wrestling Alliance, Superstars of Wrestling, Main Event Championship Wrestling, Southern Championship Wrestling, American Wrestling Federation, American Championship Wrestling Association, Southwest Championship Wrestling, Intercontinental Pro Championship Wrestling, Mid South Wrestling and several other federations. He has experience as a wrestler, event promoter, booker/ shot caller, and trainer and is a respected "in ring" veteran by his peers in the industry, normally working in upper card/main event matches. He has wrestled with or against many of the top name performers of the past and present in the industry today. He has held many independent championship titles as a singles and Tag
Team wrestler. His background outside the wrestling industry includes:

  * 10 years of service in the United States Navy, where he advanced through the ranks in a timely fashion, attaining the rank of E-6, and was awarded numerous citations, awards and medals
  *    Senior Sales Management in the Oil and Natural Gas industry
  * Management / Sales consulting and General Management of small private businesses
  * Executive Recruitment, specializing in senior management and board level executives for the Hospitality and Gaming industries.

James Grady Johnson, Executive Vice President, Mr. Johnson, AKA Crazy Luke Graham, was one of the original Golden Grahams (Graham Brothers of Professional Wrestling notoriety). He originally teamed with Dr. Jerry Graham, and Eddie Graham and entered the wrestling industry in 1957. He wrestled against and retired the legendary Lou Thesz in Mr. Thesz' retirement match in the United States. Mr. Johnson held the WWF U.S. Tag Team Title with Dr. Jerry Graham, and tagged with Tarzan Tyler to become the WWF Tag Team Champions. He has wrestled in every state in the United States and in many countries around the world, holding titles in too many federations to list. He made several runs in the WWF/WWWF and in most recognized territories during his career. Today, he is recognized as one of the true legends of the industry, and is well respected by newcomers and veterans alike, and is well connected to many other legends of the industry. He is also well known and connected to major talent in the WWF/WCW. He initially retired in 1986, but has recently begun to make appearances across the country with Luke Graham Jr. as the last living member of the original Graham brothers. Since his retirement from the wrestling industry, he has worked with a railroad transportation company in various positions.

  The Company does not have an audit committee financial expert serving on its audit committee. The Company believes that an audit committee financial expert is not currently needed due to the fact that the Company has a limited number of financial transactions, the financial transactions being conducted are not complex, and the Company has limited resources available to hire such an expert.

B.Family Relationships

None.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and  Significant
  Employees

     NAME                 POSITION            COMPENSATION
-----------------------------------------------------------------
Jerome Jolly         President, Treasurer,         None
                     Secretary, and
                     Director

Grady Johnson        Executive VP,                 None
                     Treasurer, and
                     Director

As  of  the  date of this Registration Statement,    a  limited
amount of compensation has been paid to the Company's officers and directors. Officers and directors of the Company will not receive regular salary compensation until the Company becomes profitable from revenue producing operations. The Board of Directors will determine the amount of their salaries, which will depend on the profitability of the Company.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions


  On September 13, 2000, Jerome Jolly, an officer, director and shareholder of the Company donated capital of $125.

On September 14, 2000, the Company issued 5,750,000 shares of its $0.001 par value common stock to Jerome Jolly and Grady Johnson, who are officers and directors of the Company in exchange for cash in the amount of $8,000 and fixed assets valued at $14,949.

During the year ended December 31, 2000, the Company paid $10,225 to Jerome Jolly, the president of the Company as compensation.

During the year ended December 31, 2000, the Company paid $26,000 to Go Public Central, Inc. ("GPC") for consulting services rendered. The services provided to the Company by GPC included incorporation services, resident agent services, minute book preparation services, ongoing resolution documentation support, and web site hosting services. At the date of the registration statement, there is no current relationship between the Company and GPC. GPC was dissolved as a corporation with the Nevada Secretary of State on December 31, 2002.

During the year ended December 31, 2001, the Company paid $7,885 to Jerome Jolly, the president of the Company as compensation.

During the year ended December 31, 2001, the Company paid $772 to Grady Johnson, an officer, director and shareholder of the Company as compensation.

On June 30, 2002, Jerome Jolly, an officer, director and shareholder of the Company donated fixed assets in the amount of $5,550. The fixed assets included wrestling ring equipment and related tools.

During  the  year  ended December 31, 2002, the Company  received
$6,504 from Jerome Jolly, the president of the Company as a loan.
The loan bears no interest and is due upon demand.

Office space and services are provided without charge by Jerome Jolly, President of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolutions of such conflicts.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of Preferred Stock, $0.001 par value. The Company has currently issued approximately 9,149,188 shares of Common Stock to approximately seventy-three (73) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. There is no cumulative voting for the election of directors.

                             Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company is currently listed on the "Pink Sheets" as maintained by the National Quotation System, Inc. under the ticker symbol GXCW. As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding  Options,  Conversions,  and  Planned  Issuance  of
  Common Stock

As of March 31, 2003, the Company issued 53,325 warrants to Nevwest Securities Corporation pursuant to an Investment Banking Agreement executed during 2001. These warrants allow Nevwest Securities Corporation to purchase the Company's $0.001 par value common stock on a one-for-one basis. The warrant exercise price is $0.11 per share of common stock and substantially all warrants will expire on or before May 31, 2005. There are no other outstanding options, conversions, or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 9,149,188 shares of Common Stock to approximately seventy-three (73) shareholders of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 7,212,938 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 7,212,938 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders as of the date of this registration statement, we had 73 holders of record of our common stock.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Pacific Stock Transfer Company, 500 East Warm Springs
Road, Suite 240, Las Vegas, Nevada 89119 - (702) 433-1979.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Galaxy resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Galaxy and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The  Company  is  authorized to issue 20,000,000  shares  of  its
$0.001  par value common stock and 5,000,000 shares of it  $0.001 par value preferred stock.

On September 13, 2000, an officer, director and shareholder of the Company donated capital of $125.

On September 14, 2000, the Company issued 5,750,000 shares of its $0.001 par value common stock to Jerome Jolly and Grady Johnson, who are officers and directors of the Company in exchange for cash in the amount of $8,000 and fixed assets valued at $14,949. On the basis of these facts, the Company claims that the issuance of the stock to Mr. Danesi was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

On December 15, 2000, the Company issued 600,000 shares of its $0.001 par value common stock to a corporate affiliate, GoPublicCentral.com, Inc. ("GPC"), a Nevada corporation, for consulting services rendered. At the time of the issuance, GPC was in possession of all available material information regarding the issuer. Also, GPC had a degree of financial sophistication sufficient to allow it to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to GPC was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

On December 15, 2000, the Company closed its private placement offering and issued 1,303,000 of its $0.001 par value common stock for cash of $65,150. The private offering was exempt from federal registration pursuant to Regulation D, Rule 505 of the 1933 Securities and Exchange Act, as amended.

During  the  year  ended December 31, 2001, the Company  received
$63,325 in cash for shares that were issued in the offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended. This amount is considered a subscription payable.

On June 26, 2001, the State of Nevada issued a permit to Galaxy to sell securities pursuant to registration by qualification in the state (Permit # R01-67). The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On May 31, 2002, the Company closed its offering and issued 633,250 of its $0.001 par value common stock for total of $63,325 pursuant to an offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended.

On June 10, 2002, the Company issued 310,000 shares of its $0.001 par value common stock to Go Public First, Inc. ("GPF"), a Nevada corporation, for consulting services rendered valued at $31,000. At the time of the issuance, GPF was in possession of all available material information regarding the issuer. Also, GPF had a degree of financial sophistication sufficient to allow it to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to GPF was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

On June 10, 2002, the Company issued 552,938 shares of its $0.001 par value common stock to Go Public First, Inc. for consulting services valued at $55,294, of which $10,000 is considered deferred compensation. At the time of the issuance, GPF was in possession of all available material information regarding the issuer. Also, GPF had a degree of financial sophistication sufficient to allow it to formulate an independent assessment of the investment merits of the issuer. On the basis of these facts, the Company claims that the issuance of the stock to GPF was qualified for the available exemption from registration contained in Section 4(2) of the Securities Act of 1933.

   GPC was dissolved with the Nevada Secretary of State on December 31, 2002. GPF and GPC are not related parties and did not at anytime own any equity interest in the other. However, Ted
D. Campbell II and Frank Danesi Jr. were officers, directors, and common stockholders of GPF and GPC.

On June 30, 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $5,550.

There have been no other issuances of common and/or preferred stock.

Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            Part F/S


Item 1.        Financial Statements





               Galaxy Championship Wrestling, Inc.
                  (A Development Stage Company)

                          Balance Sheet
                              as of
                   December 31, 2002 and 2001

                               and

                    Statement of Operations,
              Changes in Stockholders' Equity, and
                           Cash Flows
                       for the year ended
                   December 31, 2002 and 2001
                               and
                         for the period
             September 13, 2000 (Date of Inception)
                             through
                        December 31, 2002

                        TABLE OF CONTENTS


                                                  PAGE

Independent Auditors' Report                          1

Balance Sheet                                         2

Statements of Operations                              3

Statements of Changes in Stockholders' Equity         4

Statements of Cash Flows                              5

Footnotes                                             6

Beckstead and Watts, LLP
----------------------------
Certified Public Accountants
                                          3340 Wynn Road, Suite B
                                              Las Vegas, NV 89102
                                                     702.257.1984
                                               702.362.0540 (fax)
INDEPENDENT AUDITORS' REPORT

Board of Directors
Galaxy Championship Wrestling, Inc.

We have audited the Balance Sheet of Galaxy Championship Wrestling, Inc. (the "Company") (A Development Stage Company), as of December 31, 2002 and 2001, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the year then ended and for the period September 13, 2000 (Date of Inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Championship Wrestling, Inc. (A Development Stage Company) as of December 31, 2002 and 2001, and the results of its operations and cash flows for year then ended and for the period September 13, 2000 (Date of Inception) to December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Beckstead and Watts LLP
---------------------------
April 1, 2003




                            -23-  F1





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                         Balance Sheets



                                                              December 31,
                                                        ----------------------
                                                           2002         2001
Assets                                                  ----------------------

Current assets:
  Cash and equivalents                                  $    185      $     -
  Deposits                                                 2,000        2,000
  Deferred tax asset                                           -        3,688
  Note receivable - related party                          1,800        1,800
  Marketable Securities                                      100            -
                                                        ----------------------
    Total current assets                                   4,085        7,488
                                                        ----------------------

Fixed assets, net                                         12,273        9,364

                                                        ----------------------
                                                        $ 16,358    $  16,852
                                                        ======================

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accounts payable                                      $ 12,000      $     -
  Notes payable                                           18,500       13,500
  Notes payable - related party                            7,303          661
                                                        ----------------------
    Total current liabilities                             37,803       14,161
                                                        ----------------------

Stockholders' equity (deficit):
  Preferred stock, $0.001 par value, 5,000,000                 -            -
    shares authorized, no shares issued or outstanding
  Common stock, $0.001 par value, 20,000,000 shares        9,149        7,653
    authorized, 9,149,188 and 7,653,000 shares
    issued and outstanding as of 12/31/02 and
    12/31/01, respectively
  Additional paid-in capital                             294,244      140,571
  Subscriptions payable                                        -       63,325
  Deferred compensation                                  (10,000)           -
  (Deficit) accumulated during development stage        (314,838)    (208,858)
                                                        ----------------------
                                                         (21,445)       2,691
                                                        ----------------------
                                                        $ 16,358    $  16,852
                                                        ======================





 The accompanying notes are an integral part of these financial statements.




                            -24-  F2






               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                    Statements of Operations


                                                     For the years ended       September
                                                         December 31,          13, 2000
                                                                              (Inception)
                                                                              to December 31,
                                                     2002          2001          2002

Revenue                                            $ 2,527       $ 4,117       $ 6,644
                                                ---------------------------------------------
Expenses:
  Cost of services                                   2,665             -         2,665
  General & administrative expenses                 99,518        88,369       202,241
  General & administrative expenses - RPT                -         8,682        18,907
  Legal Expense                                          -             -        86,000
  Depreciation Expense                               2,641         1,039         4,472
  (Loss) on sale of fixed asset                          -         7,202         7,202
                                                ---------------------------------------------
    Total expenses                                 104,824       105,292       321,487
                                                ---------------------------------------------
Other income:
  Interest Income                                        5             -             5
                                                ---------------------------------------------
    Total other income (expense)                         5             5             5
                                                ---------------------------------------------

Net (loss) before income tax benefit              (102,292)     (101,175)     (314,838)

Income tax benefit (expense)                        (3,688)            -             -
                                                ---------------------------------------------

Net (loss)                                      $ (105,980)   $ (101,175)   $ (314,838)

Weighted average number of common share          8,562,722     7,653,000
  outstanding - basic and fully diluted

Net (loss) per share - basic and fully diluted     $ (0.01)      $ (0.01)








 The accompanying notes are an integral part of these financial statements.





                            -25-  F3






               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
          Statements of Stockholders' Equity (Deficit)


                                   Common Stock                                                 (Deficit)      Total
                               -------------------                                             Accumulated     Stockholders'
                                                                                                 During        Equity
                                                                                                               (Deficit)
                                                                                               Development
                                                                                                  Stage
                                Shares     Amount     Additional  Subscriptions   Deferred
                                                      Paid-in       Payable       Compensation
                                                      Capital
                             ------------------------------------------------------------------------------------------------

September 2000
  Donated Capital                     -    $    -    $    125     $               $             $      -       $     125

September 2000
  Issued for cash and         5,750,000     5,750      17,199                                                     22,949
  A vehicle

December 2000
  Issued for services           600,000       600      59,400                                                     60,000

December 2000
  Issued for cash             1,303,000     1,303      63,847                                                     65,150


Net (loss)
  September 13, 2000                                                                            (107,683)       (107,683)
  (Inception) to             ------------------------------------------------------------------------------------------------
  December 31, 2000

Balance, December 31, 2000    7,653,000     7,653     140,571            -             -        (107,683)         40,541

December 2001
  Cash received for                                                 63,325                                        63,325
  504 offering

Net (loss)
  For the year ended                                                                            (101,175)       (101,175)
  December 31, 2001          ------------------------------------------------------------------------------------------------

Balance, December 31, 2001    7,653,000     7,653     140,571       63,325             -        (208,858)          2,691

May 2002
  504 offering issued for       633,250       633      62,692      (63,325)                                            -
  cash

June 2002
  Issued for services           310,000       310      30,690                                                     31,000

June 2002
  Issued for services           552,938       553      54,741                    (10,000)                         45,294

June 2002
  Donated capital                                      5,550                                                       5,550
Net (loss)
  For the year ended                                                                            (105,980)       (105,980)
  December 31, 2002          ------------------------------------------------------------------------------------------------

                              9,149,188     9,149     294,244            -       (10,000)       (314,838)        (21,445)
                             ================================================================================================




 The accompanying notes are an integral part of these financial statements.





                            -26-  F4






               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                    Statements of Cash Flows


                                                            For the years ended              September
                                                                December 31,                  13, 2000
                                                                                            (Inception)
                                                    --------------------------------------  to December 31,
                                                        2002          2001          2000         2002
                                                    -----------   -----------   -----------  ------------

Cash flows from operating activities
Net (loss)                                         $ (105,980)   $ (101,175)   $ (107,683)  $ (314,838)
  Shares issued for services                           86,294             -        60,000      146,294
  Depreciation                                          2,641         1,039           792        4,472
  Loss on sale of Fixed Asset                               -         7,202             -        7,202
Adjustments to reconcile net (loss) to
  net cash (used) by operating activities:
  (Increase) in deposits                                    -                      (2,000)      (2,000)
  (Increase) in deferred tax asset                      3,688                      (3,688)           -
  Increase in accounts payable                         12,000                           -       12,000
                                                    -----------   -----------   -----------  ------------
Net cash (used) by operating activities                (1,357)      (92,934)      (52,579)    (146,870)
                                                    -----------   -----------   -----------  ------------
Cash flows from investing activities
  Purchase of fixed assets                                  -        (7,050)       (3,398)     (10,448)
  Sale of fixed assets                                      -         7,000             -        7,000
  (Increase) in note receivable                             -        (1,800)            -       (1,800)
  (Increase) in marketable security                      (100)            -                       (100)
                                                    -----------   -----------   -----------  ------------
Net cash provided (used) by investing activities         (100)       (1,850)       (3,398)      (5,348)
                                                    -----------   -----------   -----------  ------------
Cash flows from financing activities
  Issuances of common stock                            63,325             -        73,150      136,475
  Donated capital                                           -             -           125          125
  Increase (decrease) in subscription payables        (63,325)       63,325             -            -
  (Increase) in deferred compensation                 (10,000)            -             -      (10,000)
  Increase in note payable                              5,000        13,500             -       18,500
  Increase in note payable - related party              6,642           661             -        7,303
                                                    -----------   -----------   -----------  ------------
Net cash provided by financing activities               1,642        77,486        73,275      152,403
                                                    -----------   -----------   -----------  ------------
Net increase in cash                                      185       (17,298)       17,298          185
  Cash - beginning                                          -        17,298             -            -
  Cash - ending                                         $ 185             -        17,298          185

Supplemental disclosures:
  Interest paid                                           $ -             -             -            -
                                                    -----------   -----------   -----------  ------------
  Income taxes paid                                       $ -             -             -            -
                                                    ===========   ===========   ===========  ============

Non-cash transactions:
  Stock issued for services                          $ 86,294             -     $  60,000      146,294
                                                    ===========   ===========   ===========  ============
  Number of shares issued for services                862,938             -       600,000    1,462,938
                                                    ===========   ===========   ===========  ============
Stock issued in exchange for fixed assets             $ 5,550             -        14,949       20,499
                                                    ===========   ===========   ===========  ============
Number of shares issued for fixed assets                    -             -     3,745,556    3,745,556
                                                    ===========   ===========   ===========  ============






 the accompanying notes are an integral part of these financial statements.




                            -27-  F5





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized September 13, 2000 (Date of Inception) under the laws of the State of Nevada, as Galaxy Championship Wrestling, Inc. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
 For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents include funds held in a money market account. There are cash equivalents of $185 and $0 as of December 31, 2002 and 2001.

Revenue recognition
 The Company reports revenue as earned upon collection of admission at the various live wrestling events.

Advertising costs
 The  Company  expenses  all  costs of advertising  as  incurred.
 There  were  no  advertising  costs  included  in  general   and
 administrative expenses as of December 31, 2002 and 2001.

Use of estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
 Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2002 and 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Fixed assets
The cost of fixed assets is depreciated over the following estimated useful life of the equipment utilizing the straight-line method of depreciation:

                     Vehicle             5 years
                     Equipment           5 years
                     Tools               5 years

Impairment of long-lived assets
 Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2002 and 2001.




                            -28-  F6





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
 Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding available to common stockholders during the period. The weighted average number of common shares outstanding was 8,562,722 and 7,653,000 for the years ended December 31, 2002 and 2001, respectively. The computation for loss per common share, assuming dilution, for the years ended December 31, 2002 and 2001, was antidilutive, and therefore is not included. Outstanding warrants as of December 31, 2002 totaled 53,325.

Dividends
 The Company has not yet adopted any policy regarding payment  of
 dividends.   No  dividends  have been  paid  or  declared  since
 inception.

Segment reporting
 The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
 The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

 Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured





                            -29-  F7





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting
Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation
 The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
 The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal





                            -30-  F8






               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

operations and has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via a private placement offering and an offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended. If the securities offering did not provide sufficient capital, Jerome Jolly, the president of the Company, has verbally agreed and obligated himself to cover operating expenses by loaning money to the Company at a rate of $2,000 per month over the next twelve-month period. The loan bears no interest and is due upon demand. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                 U.S federal statutory rate      (34.0%)

                 Valuation reserve                34.0%
                                               ------------
                             Total                   -%

   As of December 31, 2002, the Company has a net operating loss carry forward as follows:

      Year            Amount         Expiration
     --------        ---------       -----------
      2000           $107,683           2020

      2001           $101,175           2021

      2002           $102,292           2022

Such losses may not be fully deductible due to significant amounts on non-cash services and the change in ownership rules under Section 382 of the Internal Revenue Code. The Company has established a valuation allowance of $3,688 for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.




                            -31-  F9





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

Note 5 - Note receivable

During  the  year  ended December 31, 2001,  the  Company  loaned
$1,800 to Gerry Sadler. The note bears no interest and is due upon demand.

Note 6 - Fixed assets

On February 16, 2001, the Company sold a vehicle for $7,000 and recorded $7,202 as a loss on the sale of the fixed asset.

During the year ended December 31, 2001, the Company purchased  a
vehicle,  equipment  and  tools in the  amount  of  $7,050.   The
Company  recorded  depreciation expense in the amount  of  $1,039 during the year ended December 31, 2001.

On June 30, 2002, an officer, director and shareholder of the Company donated equipment in the amount of $5,550. The Company recorded depreciation expense in the amount of $2,641 during the year ended December 31, 2002.

Note 7 - Notes payable

On October 3, 2001, the Company purchased a vehicle in the amount of $6,000 from Rick Olive, of which the Company paid $3,500 as a down payment. The amount due to Mr. Olive is $2,500 which bears no interest and is due on October 3, 2002. As of December 31, 2002, the Company has made no payments to Mr. Olive.

During the year ended December 31, 2002 and 2001, the Company received $5,000 and $7,500, respectively, from Frank Danesi as a loan. The loan bears no interest and is due upon demand. As of December 31, 2002, the balance is $12,500.

During  the  year  ended December 31, 2001, the Company  received
$3,500  from  Bradford  Barker as a  loan.   The  loan  bears  no
interest and is due upon demand. As of December 31, 2002, the balance is $3,500.

Note 8 - Notes payable - related party

During the years ended December 31, 2002 and 2001, the Company received $661 and $6,642, respectively, from the president of the Company as a loan. The loan bears no interest and is due upon demand. As of December 31, 2002, the total amount due to the president of the Company is $7,303.

Note 9 - Stockholder's equity

The  Company  is  authorized to issue 20,000,000  shares  of  its
$0.001  par value common stock and 5,000,000 shares of it  $0.001 par value preferred stock.

On September 13, 2000, an officer, director and shareholder of the Company donated capital of $125.

On September 14, 2000, the Company issued 5,750,000 shares of its $0.001 par value common stock to two individuals, who are officers and directors of the Company in exchange for cash in the amount of $8,000 and fixed assets with a historical value of $14,949.





                            -32-  F10





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

On  December 15, 2000, the Company issued 600,000 shares  of  its
$0.001 par value common stock to Go Public Central for consulting services rendered.

On December 15, 2000, the Company closed its private placement offering and issued 1,303,000 of its $0.001 par value common stock for cash of $65,150.

During  the  year  ended December 31, 2001, the Company  received
$63,325 in cash for shares that were issued in the offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended. This amount is considered a subscription payable.

On  May  31,  2002,  the Company closed its offering  and  issued
633,250 of its $0.001 par value common stock for total of $63,325 pursuant to an offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended.

On June 10, 2002, the Company issued 310,000 shares of its $0.001 par value common stock to Go Public First, Inc. for consulting services rendered valued at $31,000.

On June 10, 2002, the Company issued 552,938 shares of its $0.001 par value common stock to Go Public First, Inc. for consulting services valued at $55,294, of which $10,000 is considered deferred compensation.

On June 30, 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $5,550.

There have been no other issuances of common and/or preferred stock.

Note 10 - Deferred Compensation

On June 10, 2002, the Company issued 552,938 shares of its $0.001 par value common stock to Go Public First, Inc. for consulting services valued at $55,294, of which $10,000 is considered deferred compensation. The deferred compensation will be amortized as the consulting services are provided to the Company.

Note 11 - Warrants and options

As of May 31, 2002, the Company issued 53,325 warrants to purchase the Company's $0.001 par value common stock on a one-for-
one  basis.   The warrant exercise price is $0.11  per  share  of
common stock and substantially all warrants will expire on or before May 31, 2005. During the year ended December 31, 2002, no warrants have been exercised.

Note 12 - Related party transactions

On September 13, 2000, an officer, director and shareholder of the Company donated capital of $125.

On September 14, 2000, the Company issued 5,750,000 shares of its
$0.001 par value common stock to two individuals, who are officers and directors of the Company in exchange for cash in the amount of $8,000 and fixed assets valued at $14,949.

During the year ended December 31, 2000, the Company paid $10,225 to the president of the Company as compensation.






                            -33-  F11





               Galaxy Championship Wrestling, Inc.
                  (a Development Stage Company)
                              Notes

During the year ended December 31, 2000, the Company paid $26,000 to Go Public Central for consulting services rendered.

During the year ended December 31, 2001, the Company paid $7,885 to the president of the Company as compensation.

During the year ended December 31, 2001, the Company paid $772 to
an   officer,  director  and  shareholder  of  the   Company   as
compensation.

On June 30, 2002, an officer, director and shareholder of the Company donated fixed assets in the amount of $5,550.

During  the  year  ended December 31, 2002, the Company  received
$6,504  from  the president of the Company as a loan.   The  loan
bears no interest and is due upon demand.





























                            -34-  F12








                            Part III


Item 1.        Index to Exhibits

 Exhibit            Name and/or Identification of Exhibit
 Number

    3      Articles of Incorporation & By-Laws
              a.  Articles of Incorporation of the Company filed
                December 10, 1998 and Amendments Thereto*
              b.  By-Laws of the Company adopted September 14, 2000*

* As previously filed.





































                              -35-





                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

               Galaxy Championship Wrestling, Inc.
              -------------------------------------
                          (Registrant)

Date:     October 9, 2003


By:  /s/ Jerome Jolly
    ---------------------
     Jerome Jolly, President, Secretary, and Director





































                              -36-